Exhibit 99.3

Filed by Liberty Media Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation
Commission File No.: 001-35707

You’re invited to spend a day with the Liberty Braves Group!

Visit the SunTrust Park construction site, meet the management team of the Atlanta Braves, and then join us for a ballgame as the Braves take on the Los Angeles Dodgers

Date:               Thursday, April 21st

Agenda:

•	8:00am: Breakfast and Tour Prep

(SunTrust Park, 1100 Circle 75, 8th Floor, Atlanta, GA 30339)

•	8:30am: Site Tour of SunTrust Park
•	9:30am: Management Presentation and Q&A
•	11:00am: Depart for Turner Field

(755 Hank Aaron Drive SE, Atlanta, GA 30315)

•	12:00pm: Ballgame (Atlanta Braves vs. Los Angeles Dodgers)

Management Team Attendees:

•	Greg Maffei, President & CEO, Liberty Media Corporation
•	Terry McGuirk, Chairman & CEO, Atlanta Braves
•	John Schuerholz, President, Atlanta Braves
•	Chip Moore, Chief Financial Officer, Atlanta Braves
•	Mike Plant, EVP of Business Operations, Atlanta Braves
•	Derek Schiller, EVP of Sales and Marketing, Atlanta Braves
•	Greg Heller, Chief Legal Officer, Atlanta Braves

RSVP:   This invitation is non-transferable. Please confirm your attendance to _________  by Friday, April 1st

Hotel Accommodations:     _______________

A discounted rate of $159 (plus applicable taxes) will be offered for the night of April 20th. To reserve a room, please:

•	Contact _________ at _________ or _________
•	Book via the link here and reference the “Atlanta Braves Room Block.”

Ground Transportation:      Shuttles have been arranged for the following transfers.  Please coordinate all other transfers separately, as needed.

•	7:45am: _______ Hotel  SunTrust Park
•	11:00am: SunTrust Park  Turner Field
•	3:30pm: Turner Field  Hartsfield Airport

Attire:             Long pants and hard-soled shoes are required for the construction site.

Webcast:        To register, please visit the Liberty Media Corporation website at http://www.libertymedia.com/events. If you cannot attend, please send any questions you’d like addressed during Q&A to ___________.

Additional Information

Nothing in this invitation shall constitute a solicitation to buy or an offer to sell shares of Liberty’s existing common stock or Liberty’s proposed Braves Group tracking stock, SiriusXM Group tracking stock or Media Group tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to Liberty’s effective registration statement. The completion of the tracking stock restructuring is contingent upon (among other things, including the requisite stockholder approval) receipt of an opinion from counsel regarding the tax free nature of the transaction. Liberty stockholders and other investors are urged to read the registration statement filed with the SEC regarding the proposed tracking stocks, including the proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the definitive proxy materials with respect to the creation of the proposed tracking stocks on file with the SEC.